Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS JULY 29, 2019 DATE, TIME AND PLACE: On July 29, 2019, at 5 p.m., at Av. Brigadeiro Faria Lima, 3500, 4º andar, in São Paulo, State of São Paulo. CHAIRMAN: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen. QUORUM: The majority of the members, with the participation of the Directors as permitted by item 6.7.1 of the Corporate Bylaws. RESOLUTIONS UNANIMOUSLY MADE: 1. Once the meeting started, the Directors examined the financial statements as of the period from January to June 2019, which had received: (i) a recommendation for approval as recorded in the Summary of the Audit Committee Report; (ii) a favorable opinion from the Fiscal Council; (iii) an unqualified report from the Independent Auditors. After due consideration, the Directors concluded on the accuracy of all the documents examined, unanimously approving them and authorizing their publication by means of the submission to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão, SEC– U.S. Securities and Exchange Commission and NYSE – New York Stock Exchange (both in the U.S.). 2. Subsequently, the Directors resolved upon the declaration of dividends to stockholders, subject to the approval of the General Stockholders’ Meeting and in accordance with subitem 6.8, IX of the Corporate Bylaws, in the amount of R$0.7869 per share (R$0.2393 of which due to the mandatory dividends for 2019), complementary to the dividends monthly paid over the first half and that will be paid on August 23, 2019, based on the final stockholding position recorded on August 15, 2019. CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved. São Paulo (SP), July 29, 2019. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló and Pedro Luiz Bodin de Moraes – Board Members. São Paulo (SP), July 29, 2019. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS JULY 29, 2019 DATE, TIME AND PLACE: On July 29, 2019, at 5 p.m., at Av. Brigadeiro Faria Lima, 3500, 4º andar, in São Paulo, State of São Paulo. CHAIRMAN: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen. QUORUM: The majority of the members, with the participation of the Directors as permitted by item 6.7.1 of the Corporate Bylaws. RESOLUTIONS UNANIMOUSLY MADE: 1. Once the meeting started, the Directors examined the financial statements as of the period from January to June 2019, which had received: (i) a recommendation for approval as recorded in the Summary of the Audit Committee Report; (ii) a favorable opinion from the Fiscal Council; (iii) an unqualified report from the Independent Auditors. After due consideration, the Directors concluded on the accuracy of all the documents examined, unanimously approving them and authorizing their publication by means of the submission to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão, SEC– U.S. Securities and Exchange Commission and NYSE – New York Stock Exchange (both in the U.S.). 2. Subsequently, the Directors resolved upon the declaration of dividends to stockholders, subject to the approval of the General Stockholders’ Meeting and in accordance with subitem 6.8, IX of the Corporate Bylaws, in the amount of R$0.7869 per share (R$0.2393 of which due to the mandatory dividends for 2019), complementary to the dividends monthly paid over the first half and that will be paid on August 23, 2019, based on the final stockholding position recorded on August 15, 2019. CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved. São Paulo (SP), July 29, 2019. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló and Pedro Luiz Bodin de Moraes – Board Members. São Paulo (SP), July 29, 2019. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations